UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-23989

Provant, Inc.

(Exact name of registrant as specified in its charter)

67 Batterymarch Street, Suite 500, Boston, MA 02110 (617) 261-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value per share*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i)	☐

Rule 12g-4(a)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 12h-3(b)(2)(i)	☐

Rule 12h-3(b)(2)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 290

Pursuant to the requirements of the Securities Exchange Act of 1934 Provant, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 14, 2003	By:	/s/ Janet M. Sullivan
Janet M. Sullivan, Vice President, Chief Financial Officer and Chief Accounting Officer

* And the Preferred Stock Purchase Rights, if they are deemed to have been included in any registration statements filed by Provant, Inc.